FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on March 19, 2008, announcing the approval by the Company’s shareholders of a 1:3 reverse split of the Company’s common stock.  Attached hereto as Exhibit 2 is the Company’s press release dated March 19, 2008, announcing the sale of the Suezmax tanker M/T Faultless.  Attached hereto as Exhibit 3 is the Company’s press release dated March 26, 2008, announcing that the Company has entered into two new time charter contracts for its Panamax dry bulk vessels.

EXHIBIT 1

NEWS RELEASE for March 19, 2008 at 4:05 pm
Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc	TOP Ships Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS ANNOUNCES 1:3 REVERSE SHARE SPLIT

ATHENS, GREECE (March 19, 2008).  TOP Ships Inc. (NasdaqGS:TOPS) today announced that at a special meeting of shareholders held on March 13, 2008, the Company’s shareholders approved a 1:3 reverse stock split.  The reverse share split is expected to be effective on March 20, 2008.  Shareholders will receive instructions as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

Additional information about the reverse stock split is available in the Company’s proxy statement filed with the Securities and Exchange Commission on February 15, 2008, a copy of which is available at www.sec.gov or on the Company’s website at www.topships.org.

Computershare Shareholder Services, Inc. will serve as the Company’s Exchange Agent is connection with the reverse split.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

●
a fleet of 18 tankers, consisting of 10 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.8 million dwt, of which 85% are sister ships. Eleven of the Company’s 18 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

●
a fleet of five drybulk vessels with delivery of one additional drybulk vessel expected during March/April 2008.  Including this vessel, three of the Company’s six drybulk vessels will have period charter contracts for an average period of 18 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include possible shareholder objections to the settlement of the class action, possible shareholder opt outs from the settlement, possible disapproval of the Court of the settlement, possible shareholder class appeals of the settlement and adverse outcomes on appeal, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 2

NEWS RELEASE for March 19, 2008
Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc	TOP Ships Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS ANNOUNCES SALE OF THE M/T FAULTLESS

ATHENS, GREECE (March 19, 2008).  TOP Ships Inc. (NasdaqGS:TOPS) announced today that it has entered into an agreement to terminate its bare-boat charter for the Suezmax tanker Faultless (DWT 154,970, built 1992), after sale of the vessel from its owners to a third party.

The deferred gain from the original sale of approximately $4.2 million will be recognized upon delivery of the vessel to its new owners, which is expected to occur in late March 2008.

Evangelos J. Pistiolis, President and CEO of TOP Ships Inc. commented: “The unwinding of an additional Suezmax leasing contract is another step towards reducing our financial expenditure and disposing our older tonnage. We will continue to pursue further such opportunities, which we believe will enhance shareholder value.”

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. Upon delivery of the Faultless to its new owners, the Company will operate a combined tanker and drybulk fleet as follows:

•
a fleet of 17 tankers, consisting of 9 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.8 million dwt, of which 85% are sister ships. Twelve of the Company’s 17 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

●
a fleet of five drybulk vessels with delivery of one additional drybulk vessel expected during March/April 2008.  Including this vessel, three of the Company’s six drybulk vessels will have period charter contracts for an average period of 18 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include possible shareholder objections to the settlement of the class action, possible shareholder opt outs from the settlement, possible disapproval of the Court of the settlement, possible shareholder class appeals of the settlement and adverse outcomes on appeal, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 3

NEWS RELEASE for March 26, 2008
Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc	TOP Ships Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS ANNOUNCES TWO NEW TIME-CHARTER CONTRACTS FOR ITS PANAMAX DRYBULK VESSELS

ATHENS, GREECE (March 26, 2008). TOP Ships Inc. (NasdaqGS:TOPS) announced today that it has entered into a time-charter contract with a Korean charterer for the M/V Cyclades, a 75,681 DWT Panamax drybulk vessel, built in 2000 in Japan.

The vessel is expected to commence the new time-charter in mid-April 2008 for a period of three years at a gross rate of $54,250 per day.

Additionally, the Company announced today that it has entered into a time-charter contract with a European charterer for the M/V Astrale, a 75,933 DWT Panamax drybulk vessel, built in 2000 in Japan.

The vessel is expected to commence the new time-charter in mid-April 2008, after its delivery to the Company, for a period of one year at a gross rate of $72,000 per day.

Evangelos J. Pistiolis, President and CEO of TOP Ships Inc. commented: “Consistent with our commitment to secure strong revenues from our new investment in the dry bulk sector, we have entered into two period agreements for one and three years. We are also pursuing opportunities to fix our sixth drybulk vessel on a period charter.”

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

•
a fleet of 17 tankers, consisting of 9 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.8 million dwt, of which 85% are sister ships. Twelve of the Company’s 17 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

•
a fleet of five drybulk vessels with delivery of one additional drybulk vessel expected during April 2008.  Including this vessel, five of the Company’s six drybulk vessels will have period charter contracts for an average period of 20 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include possible shareholder objections to the settlement of the class action, possible shareholder opt outs from the settlement, possible disapproval of the Court of the settlement, possible shareholder class appeals of the settlement and adverse outcomes on appeal, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: April 7, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer